JCDecaux

04012454

RECEIVED JAN 26 2004

82-34631

SUPPL

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Communication Extérieure

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Neuilly-sur-Seine, 22nd January 2004

File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please do find attached a press release dated 21st January 2004 in relation to JCDecaux's street furniture programs in the United-States.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Very truly yours.

Stéphanie Hartanérot
Legal Department
Head of the Stock Market / Corporate Law Department

Enc.

dlw 1/30

JCDecaux

Growing success for well-designed street furniture in USA

- **Chicago – 1000 bus shelters installed in just one year**
- **5 million flushes in San Francisco toilets**

Out of Home Media

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New York/Paris, January 21, 2004 - JCDecaux, one of the world's largest outdoor advertising companies and the leader in street furniture, announced today that two major milestones have been passed in its large street furniture programs in the US

- **Chicago**

In Chicago, JCDecaux passed a significant milestone recently with the installation of 1,000 bus shelters within one year of commencement of installation. In June 2002, JCDecaux signed a contract, lasting 20 years, with the City of Chicago to install 2,175 bus shelters and other street furniture, including newsstands. The installation program has been ahead of schedule and the response from the public enthusiastic.

- **San Francisco**

San Francisco was the first city in the US to introduce, back in 1995, universally accessible automatic public toilets. The 34 toilets that JCDecaux operates in the Bay Area have now been used over 5 million times, making them amongst the most actively used in the world. The public toilets were funded entirely through advertising on separate newsstand kiosks, also provided by JCDecaux .

Commenting on these two milestones, **Jean-Francois Decaux, Chairman and Co-CEO of the company,** said: "The growing success of street furniture in the USA shows that the street furniture concept which JCDecaux pioneered in Europe works well for big American cities and, importantly, meets the needs of their citizens and visitors. The JCDecaux Chicago and San Francisco street furniture programs are extremely successful. We are also making good progress with our programs in Los Angeles and Boston, which we operate together with Viacom Outdoor and Wall USA respectively."

JCDecaux SA
Siège Social : 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

Société Anonyme à Directoire et Conseil de Surveillance au capital de 3 378 284,27 euros - 307 570 747 RCS Nanterre - FR 44307570747

JCDecaux

Key Information on the Group

- 2002 revenues : €1578 million. Revenues for first nine months of 2003: €1143 million
- Listed on Euronext Paris
- N°1 worldwide in street furniture (290,000 faces)
- N°1 worldwide in airport advertising, with 147 airports and over 150 transport contracts in metros, buses, tramways and trains (145,000 Transport faces)
- N°1 in Europe for billboards (192,000 faces)
- 627,000 advertising faces in 43 countries
- Present in 3,400 cities with over 10,000 inhabitants
- 7,100 employees

JCDecaux NA – New York
Suzanne Davis
Senior Vice President
Tél : (646) 834 1355
suzanne.davis@jcdecauxna.com

Direction de la Communication
Relations Presse
Raphaële Rabatel
Tél : +33 (0)1 30 79 34 99
raphaele.rabatel@jcdecaux.fr

Direction Générale Finance
Relations Investisseurs
Cécile Prévot
Tél : +33 (0)1 30 79 79 93
cecile.prevot@jcdecaux.fr